PRESS RELEASE

                                                                        Contact:
                                                                  Todd A. Gipple
                                                        Executive Vice President
                                                         Chief Financial Officer
                                                           (309) 736-3580 - Work
                                                           (319) 381-3731 - Home

FOR IMMEDIATE RELEASE
February 12, 2001

                            Quad City Holdings, Inc.
                        Announces Second Quarter Earnings

         Quad City Holdings, Inc. (Nasdaq SmallCap: QCHI) today announced earnings for the second fiscal quarter ended December 31, 2000 of $344,000 or basic and diluted earnings per share of $.15 and $.15, respectively. For the December 31, 1999 quarter, the Company reported earnings of $743,000 or basic and diluted earnings per share of $.32 and $.31, respectively. Earnings for the six months ended December 31, 2000 were $1.0 million, or basic and diluted earnings per share of $.44 and $.43, respectively, as compared to $1.4 million or basic and diluted earnings per share of $.60 and $.58, respectively, for the same period one year ago.

         The Company anticipated that a number of issues would result in a reduction in December 31, 2000 quarterly earnings as compared to the same period one year ago. The reduced earnings were due to increased overhead and one-time costs associated with the opening of its subsidiary bank's fourth full service banking facility, higher employee compensation costs resulting from the addition of four senior officer positions during calendar 2000, and a reduction in earnings of its merchant credit card processing subsidiary as a result of the planned termination of its contract with a major independent sales organization.

         While the addition of the new banking facility and the senior officer positions negatively impacted earnings for the three and six months ended December 31, 2000, management is confident that these additions will provide significant long-term benefits to the Company.

         The Company's bank subsidiary enjoyed improved core earnings for both the three and six months ended December 31, 2000. Also impacting earnings were legal costs at the Company's merchant credit card processing subsidiary associated with their current litigation with PMT Services, Inc., an increased loan loss provision due to growth in the loan portfolio and increased reserves for a few specific commercial loans, and a higher cost of funds due to competitive local market conditions.

         The Company's total assets increased 7% to $394.5 million from June 30, 2000 to December 31, 2000. During the same period, gross loans increased 10% to $265.6 million and total deposits increased 7% to $307.4 million. Stockholders' equity was $21.8 million at December 31, 2000 as compared with $20.1 million at June 30, 2000.

         Net interest income for the three months and for the six months ended December 31, 2000 was $2.9 million and $5.8 million as compared to $2.6 million and $5.3 million for the same periods one year ago. Net interest margin was 3.36% for both the three and six month periods ended December 31, 2000, as compared with 3.32% and 3.48%, respectively, for the same periods in 1999.

         As mentioned above, on October 30, 2000 the Company opened its fourth full service banking facility located at 5515 Utica Ridge Road, Davenport, Iowa. The facility will allow the Company to better serve its Northeast Davenport and Bettendorf customers while aggressively pursuing new relationships.

         Quad City Holdings, Inc., headquartered in Moline, Illinois, is a bank holding company which serves the Quad City area via its wholly owned subsidiary, Quad City Bank and Trust Company, based in Bettendorf, Iowa. Quad City Bank and Trust Company, which commenced operations in 1994, provides full-service commercial and consumer banking, and trust and asset management services. The company also engages in merchant credit card processing through its wholly owned subsidiary, Quad City Bancard, Inc., based in Moline, Illinois.

         This release may contain forward-looking statements. Forward looking statements are identifiable by the inclusion of such qualifications as expects, intends, believes, may, likely or other indications that the particular statements are not based upon facts but are rather based upon the Company's beliefs as of the date of this release. Actual events and results may differ significantly from those described in such forward looking statements, due to changes in the economy, interest rates or other factors. For additional information about these factors, please review our filings with the Securities and Exchange Commission.

                            QUAD CITY HOLDINGS, INC.

                       CONSOLIDATED FINANCIAL HIGHLIGHTS
                                  (Unaudited)

                                                        As of
                                      December 31,     June 30,     December 31,
                                         2000            2000          1999
                                      ------------------------------------------
(dollars in thousands, except
   share data)

SELECTED BALANCE SHEET DATA
Total assets ......................    $  394,482     $  367,622     $  343,284
Securities ........................        57,401         56,129         58,644
Total loans .......................       265,618        241,853        211,376
Allowance for loan losses .........         3,972          3,617          3,341
Total deposits ....................       307,422        288,067        271,767
Total stockholders' equity ........        21,817         20,071         19,644
Common shares outstanding .........     2,265,420      2,283,920      2,322,331
Book value per common share .......    $     9.63     $     8.79     $     8.46
Full time equivalent employees ....           163            157            146

CAPITAL RATIOS
Tier 1 leverage ...................          7.61%          8.06%          8.06%
Tier 1 risk-based capital .........          9.80%         10.39%         11.30%
Total risk-based capital ..........         12.64%         13.47%         14.68%

                            QUAD CITY HOLDINGS, INC.

                       CONSOLIDATED FINANCIAL HIGHLIGHTS
                                  (Unaudited)

                                                          For the
                                                          Quarter
                                                           Ended
                                             December 31, June 30,  December 31,
                                                 2000       2000       1999
                                             -----------------------------------
(dollars in thousands)

ANALYSIS OF LOAN DATA
Net charge-offs ............................   $    149   $     80   $     42


                                                           As of
                                             December 31, June 30,  December 31,
                                                 2000       2000       1999
                                             -----------------------------------

Nonaccrual loans ...........................   $    655   $    383   $  1,178
Accruing loans past due 90 days or more ....      1,197        353        200
Total nonperforming assets .................      1,852        736      1,378

Loan mix:
Commercial .................................    187,017    167,683    142,236
Real estate ................................     41,132     39,765     35,205
Installment and other consumer .............     37,469     34,405     33,935
Total loans ................................    265,618    241,853    211,376

                            QUAD CITY HOLDINGS, INC.

                       CONSOLIDATED FINANCIAL HIGHLIGHTS
                                  (Unaudited)

                                              For the Quarter Ended  For the Six Months Ended
                                                    December 31,           December 31,
                                                 2000        1999        2000        1999
                                              -----------------------------------------------
(dollars in thousands, except per share data)

SELECTED INCOME STATEMENT DATA
Interest income ............................   $  7,265    $  5,935    $ 14,243    $ 11,736
Interest expense ...........................      4,323       3,329       8,442       6,432
Net interest income ........................      2,942       2,606       5,801       5,304
Provision for loan losses ..................        344         297         520         572
Noninterest income .........................      1,415       1,624       2,787       2,996
Noninterest expense ........................      3,466       2,728       6,544       5,501
Income tax expense .........................        203         462         520         851
Net income .................................        344         743       1,004       1,376

Earnings per common share (basic) ..........   $   0.15    $   0.32    $   0.44    $   0.60
Earnings per common share (diluted) ........   $   0.15    $   0.31    $   0.43    $   0.58


AVERAGE BALANCES
Assets .....................................   $383,659    $337,229    $376,954    $331,935
Deposits ...................................    299,110     265,141     294,348     259,417
Loans ......................................    261,683     211,160     254,308     206,766
Earnings assets ............................    351,066     313,545     345,835     308,571
Stockholders' equity .......................     21,338      19,279      20,911      19,021

KEY RATIOS
Return on average assets (annualized) ......       0.36%       0.88%       0.53%       0.83%
Return on average common equity (annualized)       6.45%      15.42%       9.60%      14.47%
Net interest margin ........................       3.36%       3.32%       3.36%       3.48%
Efficiency ratio ...........................      79.46%      64.49%      75.97%      66.28%

                            QUAD CITY HOLDINGS, INC.

                       CONSOLIDATED FINANCIAL HIGHLIGHTS
                                  (Unaudited)

                                                     For the Quarter Ended    For the Six Months Ended
                                                          December 31,              December 31,
                                                     -------------------------------------------------
                                                        2000        1999         2000          1999
                                                     -------------------------------------------------
(dollars in thousands, except share data)

ANALYSIS OF NONINTEREST INCOME
Merchant credit card fees, net of processing costs   $      428   $      646   $      801   $    1,183
Trust department fees ............................          512          463        1,017          863
Deposit service fees .............................          169          151          347          307
Gain on sales of loans, net ......................          171          127          298          229
Other ............................................          135          237          325          414
   Total noninterest income ......................        1,415        1,624        2,788        2,996

ANALYSIS OF NONINTEREST EXPENSE
Salaries and employee benefits ...................   $    1,954   $    1,585   $    3,736   $    3,213
Professional and data processing fees ............          328          204          592          425
Advertising and marketing ........................          153          104          280          187
Occupancy and equipment expense ..................          498          407          918          801
Stationery and supplies ..........................           98           79          171          161
Postage and telephone ............................          100          100          194          182
Other ............................................          335          249          653          532
   Total noninterest expenses ....................        3,466        2,728        6,544        5,501

WEIGHTED AVERAGE SHARES
Common shares outstanding (a) ....................    2,267,659    2,310,643    2,271,460    2,305,037
Incremental shares from assumed conversion:
    Options ......................................       39,207       78,050       48,157       79,871

Adjusted weighted average shares (b) .............    2,306,866    2,388,693    2,319,617    2,384,908

(a)  Denominator for Basic Earnings Per Share.
(b)  Denominator for Diluted Earnings Per Share.